June 30, 2014

Frederick O. Quenzer T +1 (212) 596-9335 F +1 (646) 728-1811 Frederick.quenzer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ashley Vroman-Lee

Re:	EIP Growth and Income Fund (File No. 811-21940)

Ladies and Gentlemen:

This letter provides the responses of EIP Growth and Income Fund (the “Fund”), a series of EIP Investment Trust, to the comments of the staff (the “Staff”) of the Securities and Exchange Commission’s (the “SEC”) to amendment number nine to the Fund’s registration statement on Form N-1A under the Investment Company Act of 1940 (the “1940 Act”), which was filed on April 29, 2014 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Fund’s response. Capitalized terms not defined in this letter have the same meaning as in the Registration Statement.

1.	On page 4, please disclose the market cap of issuers in the Energy Industry that pay out all or most of their available free cash flow.

Response: The issuers in the Energy Industry that pay out all or most of their available free cash flow have comparatively larger market capitalization than other companies. The requested disclosure will be made in the Fund’s next annual update to its registration statement.

2.	On page 4, please disclose to whom the issuers in the Energy Industry are paying out all of their available free cash flow.

Response: The issuers in the Energy Industry pay out all of their available free cash flow to unitholders/shareholders of such issuers. The requested disclosure will be made in the Fund’s next annual update to its registration statement.

3.	On page 5, under the section “Investment Philosophy and Process,” please disclose any return of capital for companies operating in the Energy Industry.

June 30, 2014

Response: The types of MLPs in which the Fund invests historically have made cash distributions to unitholders that exceed the amount of taxable income allocable to unitholders, due to a variety of factors, including significant non-cash deductions, such as depreciation and depletion. If cash distributions from an MLP exceed the taxable income reported in a particular year, a portion of the excess cash distribution would not be treated as income to the Fund in that tax year but would rather be treated as a return of capital for federal income tax purposes to the extent of the Fund’s basis in its MLP units. The requested disclosure will be made in the Fund’s next annual update to its registration statement.

4.	On page 5, please consider including the disclosure regarding the payment by Issuers of monthly and quarterly distributions in the first paragraph of the section “Investment Philosophy and Process” instead of later in the section.

Response: The requested change will be made in the Fund’s next annual update to its registration statement.

5.	On page 7, under the section “Portfolio Composition” please disclose what other investments may be made by the Fund, which are not included in this section.

Response: The Fund respectfully submits that Item 4 of Form N-1A requires the Fund to disclose the types of securities in which the Fund invests or will invest principally. While this section discloses the principal investments of the Fund, the Fund is not limited to making these investments, although the Fund does not anticipate that any such investments would be principal investments.

6.	On page 9, under “Other Non-U.S. Securities” investment, please clarify whether other non-U.S. securities that are denominated in U.S. dollars includes ADRs. If so, please disclose.

Response: The Fund confirms that other non-U.S. securities that are denominated in U.S. dollars include ADRs. The requested disclosure will be made in the Fund’s next annual update to its registration statement.

7.	On page 13, please be advised that the SEC has released a concept release regarding the necessary coverage for derivative use by an open-end registered investment company. Please be aware that the SEC could issue further guidance relating to derivatives, including leverage and coverage requirements, which may affect the how the Fund operates.

Response: The Fund acknowledges that further guidance with respect to derivatives may be issued.

8.	On page 24, under “Liquidity Risk”, please disclose that only 25% of the Fund’s investments may be illiquid.

June 30, 2014

Response: The requested disclosure will be made in the Fund’s next annual update to its registration statement.

9.	On page 29, the Fund discloses “Small-cap and Mid-cap Risk”. Please describe small- and mid-cap investments earlier in the private placement memorandum.

Response: The requested disclosure will be made in the Fund’s next annual update to its registration statement.

10.	Please review the principal risk disclosure with respect to derivatives to ensure the information is not too generic or standardized and also that it describes the actual derivative instruments that the Fund intends to use to achieve its investment objectives and the associated principal risk. Please confirm supplementally each type of instrument named derivative disclosure is consistent with investment strategies of the Fund.

Response: The Fund has reviewed the disclosure and confirms that each type of instrument named derivative disclosure is consistent with the investment strategies of the Fund.

11.	On page 36, please consider adding “pursuant to the valuation procedures” after “the judgment of the Manager” in the second sentence under “Valuation Risk.”

Response: The requested change will be made in the Fund’s next annual update to its registration statement.

12.	Please disclose “IPO Risk” earlier in the private placement memorandum.

Response: The requested change will be made in the Fund’s next annual update to its registration statement.

13.	On page 47, please disclose when the Fund anticipates that Congress would make a decision with respect to whether Congress will extend exemptions for distribution with respect to taxable years of a RIC and whether such decision is imminent.

Response: The Fund respectfully submits that it cannot predict the likelihood or timing of the enactment of any particular legislation. However, the Fund believes the current disclosure is necessary to note the current unavailability of this exemption to current and prospective investors so that they not misunderstand that such exemption is currently in effect, or that Congress will necessarily extend the exemption or cause it to be applied retroactively, as Congress has done in the past.

As requested, we acknowledge the following: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

June 30, 2014

If you have any further comments or questions, please contact me at (212) 596-9335.

Sincerely,

/s/ Frederick O. Quenzer

Frederick O. Quenzer

Cc:
Jason E. Brown, Esq.
Linda Longville, Energy Income Partners, LLC
Eva Pao, Energy Income Partners, LLC